January 24, 2024


VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                         Ms. Sandra Hunter Berkheimer
                                   Ms. Sonia Bednarowski
                                   Ms. Kate Tillan
                                   Ms. Bonnie Baynes

                                   Re:            CleanSpark, Inc.
                                                  Form 10-K for the Fiscal Year
Ended September 30, 2023
                                                  Filed December 1, 2023
                                                  File No. 001-39187
Dear Ms. Tillan and Ms. Bednarowski:

This letter is being furnished on behalf of CleanSpark, Inc. (the    Company,
    we    or    us   ) in response to
the comment received from the staff of the Division of Corporation Finance Office of Crypto Assets (the
   Staff   ) of the U.S. Securities and Exchange Commission (the    Commission
 ) by letter dated December
18, 2023, regarding the Company   s Form 10-K for the Fiscal Year Ended
September 30, 2023 (the    10-K   )
(File No. 000-39187) filed on December 1, 2023.

The text of the Staff   s comment has been included in bold and italics for
your convenience, and we have
numbered the paragraph below to correspond to the number in the Staff   s
letter. For your convenience, we
have also set forth the Company   s response immediately below the numbered
comment.

Form 10-K for the fiscal year ended September 30, 2023
General
1.
Refer to your response to comment 5 of our March 31, 2023 comment letter. In future filings, please disclose whether the mining pools provide services only for bitcoin mining or if they are multi-crypto asset mining pools. Please also disclose the fees associated with participating in the mining pool.




***Copyrighted Material Omitted***
                                  Response: The Company acknowledges the
Staff's comment. The
                                 Foundry USA Pool in which CleanSpark
participates does not provide
                                 services (i.e., hash computations, computing
power) for mining any
                                 cryptocurrencies other than bitcoin and
bitcoin cash.
                                 Foundry charges the Company fees for its
services and such fees are
                                 dependent on the hashrate that the Company are
provided to the pool.
                                 The fees charged by Foundry to the Company
have historically varied
                                 from 0.15%-0.19% and are based on the
Company's previous quarter's
                                 hashrate. The Company anticipates a rate of
0.15% for periods
                                 subsequent to the date of this letter. The
Company will disclose in future
                                 filings commencing with the quarterly report
on Form 10-Q for the
                                 period ended December 31, 2023, that the
Foundry USA pool, to which
                                 Company contributes its


                                 computer power, only provides service for
bitcoin mining. The Company
                                 will also disclose within its management
discussion and analysis the fees
                                 charged by the mining pool operator.

2.
Refer to your response to comment 6 of our February 6, 2023 comment letter. In future filings, please disclose whether you hold any other types of crypto assets. If so, please identify the types and amount of such crypto assets, and discuss the purpose of holding the other types of crypto assets.

                                 Response: The Company acknowledges the Staff
s comment and will
                                 disclose in future filings commencing with the
quarterly report on Form
                                 10-Q for the period ended December 31, 2023
whether it holds any other
                                 types of crypto assets. The Company will also
reiterate that it is the
                                 Company   s strategy to solely hold or
transact in bitcoin.

3.
In future filings, in your breakeven analysis comparing the cost to earn or mine one bitcoin with the value of one bitcoin, please include equipment costs in a separate row to the table or tell us why this information is not relevant.

                                 Response: The Company acknowledges the Staff's
comment. The
                                 Company does not include equipment costs
(depreciation expense) in the
                                 breakeven analysis, which compares the cost to
earn or mine one bitcoin
                                 with the value of one bitcoin. Depreciation is
not comparable because of
                                 the timing of depreciation lives across miners
so it is not typically
                                 considered in the cost to mine a bitcoin.
Further, management, in
                                 analyzing its operating results, does not
consider depreciation expense to
                                 be an incremental cost associated with the
mining activity. This
                                 conclusion is supported by the Company's
presentation in the
                                 consolidated statements of operations and
comprehensive loss which
                                 separately includes a line for depreciation
and amortization. The
                                 Company further clarifies this approach by
denoting that depreciation
                                 and amortization is excluded from cost of
revenues. Also, the Company
                                 will modify the disclosure in the management
discussion and analysis to
                                 expressly indicate that the cost to mine one
bitcoin, excludes
                                depreciation expense for its miners.

Financial Statements
Consolidated Statements of Cash Flows, page F-11

4.
We acknowledge your response to comment 8. Please note that we are continuing to review your response.

                                Response: The Company acknowledges the Staff
s comment.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-14
5.
In response to comment 5, you refer to Exhibit A and the updated Foundry USA Pool Terms and
Conditions as of August 28, 2023. We note that this exhibit was not included with your response.
Please file the exhibit on EDGAR as correspondence.
                                Response: The Company acknowledges the Staff
s comment and has
                                attached the Foundry USA Pool Terms and
Conditions as an exhibit to
                                this correspondence, as file on EDGAR.
6.
We acknowledge your responses to comments 5 and 6. Please respond to the following and revise your disclosure in future filings to specifically address the following concerning your mining revenue recognition under ASC 606

                                                  2


In your response you told us that each 24-hour period is a contract day, which begins at 00:00:00
UTC and ends at 23:59:59 UTC. You also disclose that your contracts are terminable at any time by either party and you told us that there are no penalties for either party in case of termination. Tell us your consideration for the guidance in Examples 1 and 2 of Question 7 and of Question 8 to the
FASB Revenue Recognition Implementation Q&As and whether the mining pool agreement is continuously renewed and the duration of your contracts is less than 24 hours.
                                           Response: We acknowledge the Staff
s comment. As
                                           contracts are terminable at any time
without penalty, the
                                           contract term is shorter than a 24
hour period and is
                                           continuously renewed. As the
contract payout is non-cash,
                                           the non-cash consideration should be
measured at contract
                                           inception which would occur
throughout the day. We
                                           consistently utilize the daily
closing bitcoin price for
                                           recording revenue, and we measured
the impact of the
                                           recording revenue under both the
average bitcoin price and
                                           opening bitcoin price and determined
impact to bitcoin
                                           mining revenue as compared to the
daily closing price was
                                           less than 0.5% of total bitcoin
mining revenue during each
                                           period. We will revise our
disclosure to state that contracts
                                           are shorter than 24 hours in future
filings.

Disclose, similar to your response, that the contracts are terminable at any time by either party without compensation or penalty to the other party for such termination.

                                           Response: In future filings
commencing with the December
                                           31, 2023 quarterly filing, we will
disclose the following    The
                                           contract with our mining pool
operator is terminable at any
                                           time by either party. There are no
penalties for contract
                                           termination by either party.


Assuming you conclude that your contracts are continually renewed, tell us whether the rate of
payment remains the same upon renewal and whether your customer   s option to
renew represents a
material right that results in a separate performance obligation as contemplated in ASC 606-10-55-
42.

                                           Response: Based upon the customer
s terms of service, the
                                           calculation to determine rewards
remains the same during
                                           each contract renewal. This would
indicate the rate of
                                           payment remains the same as it is
based on the calculation in
                                           the contractual agreement. The
option to renew does not
                                           represent a material right that
results in a separate
                                           performance obligation as
contemplated in ASC 606-10-55-
                                           42 as the pricing in the renewal
periods is the same as the
                                           initial contract, there are no
upfront or incremental fees in the
                                           initial contract or the terms,
conditions, and compensation
                                           amounts for the renewal options are
at the market rates.


You told us that you are precisely aware of the computing power (measured in hashrate) contributed to the pool operator at any time during the contract period and at any point in time during the contract period you could calculate the daily pay-per-share earnings (step 1 of the Foundry USA
Pool's Payout). As such, tell us why the block reward portion of the consideration cannot be reasonably estimated and is fully constrained. In this regard, it appears for FPPS contracts that the only variable at contract inception is the number of hashes you will perform, which is wholly in your control and would appear to be reasonably estimable.

                                           Response: Although we are able to
determine the computing
                                           power contributed to the pool
operator at any time during the
                                           contract period, to calculate the
block reward, we would
                                           require the network difficulty and
the transaction fees that
                                           will be earned by the network. Based
on historical data, we
                                           are able to make an estimate
throughout the day; however, as
                                           the variability
                                                  3

                                           is resolved by the following day, we
record the actual revenue
                                           earned. In future filings, we plan
to remove any statements
                                           related to uncertainty that revenue
is fully constrained until
                                           received.

You told us that your performance obligation is to provide computing power services (in the form of hashrate). Tell us your consideration of disclosing your one performance obligation as a service to perform hash computations for the mining pool operator, or something similar, to align with the promise under your agreement.

                                           Response: We have a single
performance obligation in
                                           providing hash computations (i.e.,
hashing/computing
                                           power) to the mining pool operator
(i.e., customer). The
                                           performance obligation of computing
power services is
                                           fulfilled daily over-time, as
opposed to a point in time, as we
                                           provide hashrate throughout the day
and the customer
                                           simultaneously obtains control of it
and uses the asset to
                                           produce bitcoin. Our customer   s
payout methodology is
                                           based on daily hashrate provided,
which is converted into
                                           shares per day prior to being used
in the full-pay-per-share
                                           model. While our miners do perform
hash computations as
                                           part of their operations, we believe
our performance
                                           obligation is based on the speed at
which we perform hash
                                           computations.



Disclose, similar to your response, that your agreement utilizes the Full Pay Per Share (FPPS) payout method and summarize the nature of each component of your consideration (i.e., network block subsidies, network transaction fees, and pool operating fees). It should be clear from the disclosure whether the amounts are calculated based on expected or actual amounts. For example, we note from the agreement that network block subsidies are based on the total amount of block subsidies that are expected to be generated on the bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily (i.e., the measurement period), regardless of whether the mining pool operator successfully records a block to the blockchain, while network transaction fees are based on the total amount of transaction fees and block rewards that are actually generated on the blockchain network as a whole during the measurement period.

                                           Response: In future filings
commencing with the December
                                           31, 2023 quarterly filing, the
Company plans to disclose the
                                           following:    The Company earns
revenue based on the Full-
                                           Pay-Per-Share (   FPPS   ) payout
method, set forth by our
                                           customer. The calculation has
specific components which
                                           include network block subsidies,
network difficulty, network
                                           transaction fees, and pool operating
fees. The network block
                                           subsidy consists of newly generated
coins and comprises the
                                           largest share of the block reward.
Network difficulty is the
                                           difficulty required to mine a block
on the Bitcoin network,
                                           which a component in the calculation
for payout. Network
                                           transaction fees consist of fees
paid by the users of the
                                           network for the execution of
transactions that are included in
                                           the block. Pool operating fees are
fees charged by the mining
                                           pool operator in order to operate
the pool. Network block
                                              subsidies are based on the total
amount of block subsidies
                                             that are expected to be generated
on the bitcoin network as a
                                             whole during the 24-hour period
beginning at midnight UTC
                                             daily, regardless of whether the
mining pool operator
                                             successfully records a block to
the blockchain. Network
                                             difficulty is based on the actual
difficulty to mine a block on
                                             the Bitcoin network. Network
transaction fees are based on
                                             the total amount of transaction
fees and block rewards that
                                             are actually generated on the
blockchain network as a whole
                                             during the 24-hour period. Pool
operating fees are
                                             determined by a fee rate set forth
in the customer   s terms of
                                             service as a percentage of the
actual daily FPPS payout .

                                                     4



Tell us your consideration of clarifying in your disclosure, if true, that for each contract, you measure the noncash consideration using the end of the day bitcoin spot price on the date of contract inception and recognize the noncash consideration on the same day that control of the contracted service transfers to the mining pool operator (i.e., the customer), which is the same day as contract inception.

                                             Response: In future filings, we
will clarify that we measure
                                             the noncash consideration (i.e.,
bitcoin) using the end of the
                                             day spot price based on the date
where computing power was
                                             provided. Although this price may
be different from contract
                                             inception price, which would occur
throughout the day, we
                                             have determined the change in
price would not result in a
                                             material difference as denoted in
bullet one. In future filings
                                             commencing with the quarterly
report on Form 10-Q for the
                                             period ended December 31, 2023, we
will revise our
                                             disclosure to clarify that end of
day spot price is not
                                             materially different from using
the price at the inception of
                                             each contract.

Bitcoin, page F-17
7.
We acknowledge your response to comment 10 and your disclosure on page F-17. As noted in your response, the definition of a current asset in the FASB Master Glossary refers to a reasonable expectation of realization. Your response and disclosure refer to your intent. Please revise your disclosure in future filings to state, if true, that your bitcoin holdings are reasonably expected to be realized in cash or sold or consumed during the normal operation cycle of your business.

                                 Response: In the Company's future filings, the
Company will enhance its
                                 disclosure in the Summary of Significant
Accounting policies regarding
                                 the classification of bitcoin as a current
asset to state that bitcoin holdings
                                 are reasonably expected to be realized in cash
or sold or consumed during
                                 the normal operating cycle of the Company.

8.
 We acknowledge your response to comment 11. You told us that you perform the impairment analysis of bitcoin at the end of each reporting period through a "look-back" based on the bitcoin held at each reporting period end to determine any impairment based on the lowest intraday price during the reporting period. It appears that you adopted this policy after December 31, 2022. Prior to January
1, 2023, you based your quarterly impairment analysis on the lowest daily closing price. Please address the following:

We note that ASC 350-30-35-19 states that if the carrying amount exceeds fair value then the entity shall recognize an impairment loss equal to that excess. Also, per ASC 350-30-35-18, the test is annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Tell us why you believe that anytime the market price is below carrying value is not an event or circumstance that indicates it is more likely than not that the asset is impaired.
                                            Response: We acknowledge the
Staff's comment. We
                                            determined we would utilize the
daily intraday low price for
                                            bitcoin held as this treatment
ensures the balance sheet is
                                            appropriately reflected and
provides investors with
                                            information that reflects the
underlying economics of the
                                            asset. We have analyzed the
intraday lows for bitcoin held at
                                            period end for all balance sheet
periods from March 31, 2023
                                            and earlier, and determined that
the impact to the balance
                                            sheet and Net Income would not be
material. Additionally,
                                            for each period after March 31,
2023, there was no impact to
                                            the balance sheet, since the
bitcoin held at each reporting
                                            period end was recorded at the
impairment value of the low
                                            intraday Coinbase price. We have
elected this accounting
                                            treatment as it provides investors
with decision-useful
                                            information and represents
                                                   5


                                            the underlying economics and
financial position of our
                                            bitcoin. Additionally, in our
future filings commencing with
                                            the December 31, 2023 quarterly
filing, we are planning to
                                            early adopt ASU 2023-08 which
states that    An entity shall
                                            measure crypto assets at fair value
in the statement of
                                            financial position.    Therefore we
will be adjusting our
                                            accounting policy for the valuation
of bitcoin as of October
                                            1, 2023.


Further, ASC 350-30-35-18B requires assessment of all relevant events and circumstances that could affect the significant inputs to fair value. We note that a market price would be a significant input and a market price below carrying value would indicate more likely than not that an impairment exists. Per ASC 350- 50-35-20, a subsequent reversal of a previously recognized impairment loss is prohibited. Tell us how you considered whether your policy of only considering impairment on a quarterly basis is consistent with this guidance since you would be ignoring any impairments that occur during the quarter.
                                            Response: We record our bitcoin
impairment based on the
                                            daily intraday low price for all
bitcoin held at period end. The
                                           impairment calculation is a fully
daily impairment that would
                                          capture all impairments related to
bitcoin held at period end.
                                          To the extent that an impairment loss
is recognized, the loss
                                          establishes the new costs basis of
the digital asset. We have
                                          performed this calculation on a
quarterly basis as this ensures
                                          the balance sheet is correctly
stated. This is to provide
                                          investors with information that
represent the underlying
                                          economics of our assets and to ensure
our financial position
                                          is appropriately stated. We have also
prepared an analysis
                                          whereby we have determined the impact
to Net Income
                                          utilizing the intraday low for
bitcoin held at period end and
                                          determined the change would be an
immaterial impact to Net
                                          Income. Additionally, in our future
filings commencing with
                                          the quarterly report on Form 10-Q for
the period ended
                                          December 31, 2023, we are planning to
early adopt ASU
                                          2023-08 which states that    An
entity shall measure crypto
                                          assets at fair value in the statement
of financial position.
                                          Therefore we will be adjusting our
accounting policy for the
                                          valuation of bitcoin as of October 1,
2023.

In your application of ASC 350-30-35-18B, tell us at what point impairment occurs, if not whenever the fair market value is below the carrying amount.
                                          Response: Our accounting policy for
determining if there is
                                          an impairment related to its bitcoin
holdings is measured on
                                          the daily intraday low price of
bitcoin related to bitcoin held.
                                          We have determined this is
representative of the underlying
                                          economics of our assets held. We
performs this calculation
                                          on a quarterly basis as this ensures
the balance sheet is
                                          correctly stated and has an
immaterial impact to overall net
                                          income. However, in our future
filings, we are planning to
                                          early adopt ASU 2023-08 which states
that    An entity shall
                                          measure crypto assets at fair value
in the statement of
                                          financial position.    Therefore we
will be adjusting our
                                          accounting policy for the valuation
of bitcoin as of October
                                          1, 2023.

Tell us how timing only at quarter end is relevant to the analysis of determining whether or not impairment exists.
                                          Response: We have determined that
quarter end is relevant to
                                          users of the financial statements as
it demonstrates the lowest
                                          closing cost for bitcoin held based
on the First In-First Out
                                          ("FIFO") method. Any bitcoin held as
of period end would
                                          be revalued to its lowest close price
since the Company
                                          received the bitcoin. This would
ensure that the balance sheet
                                          is appropriately stated.
Additionally, in our future filings, we
                                          are planning to early adopt ASU
2023-08 which states that
                                             An entity shall measure crypto
assets at fair value in the
                                          statement of financial position.
Therefore we will be
                                          adjusting our accounting policy for
the valuation of bitcoin
                                          as of October 1, 2023.
                                                    6


You told us that you account for your bitcoin as a single unit of accounting but you also disclose that you use the FIFO method to account for gains and losses on sales and exchanges. Explain to us how you determined the initial carrying value of your bitcoin (or fraction thereof), the steps you took when performing your quarter end impairment analysis as of June 30, 2023, how you calculated the total amount of the impairment charge of $1,017,000, how you determined the subsequent carrying value of each bitcoin (or fraction thereof), and how you then determine gains and losses on sales and exchanges of bitcoin.
                                            Response: The Company records
bitcoin activity on a daily
                                            basis using the FIFO method to
track costs. The bitcoin
                                            mined each day is recorded at the
closing Coinbase price and
                                            is maintained for that group of
bitcoin mined on such day.
                                            When sales of bitcoin are
transacted by the Company,
                                            gains/losses are recorded based on
difference between the
                                            proceeds from the sale and the cost
of the oldest bitcoin held
                                            as of such day. If such bitcoin was
mined in a prior quarter,
                                            then such bitcoin is measured as of
the lowest quoted bitcoin
                                            price during the current such
measurement period.
                                            Alternatively, if such bitcoin was
mined AND sold during the
                                            same reporting period, then the
gains/losses are recorded
                                            based on the value of such coin on
the date it was mined. At
                                            the end of such quarter, if the
bitcoin mined during the
                                            quarter is held at the end of such
quarter, then that bitcoin is
                                            subjected to impairment measurement
and recorded at the
                                            lowest quoted price during such
measurement period. The
                                            impairment charge recorded at the
end of each quarterly
                                            period is the amount recorded to
adjust the bitcoin held at the
                                            end of each quarter to the lowest
quoted bitcoin price for each
                                            daily tranche of bitcoin.
                                            The June 30, 2023 year-to-date
impairment charge of
                                            $1,017,000 represents the
accumulation of the quarterly
                                            impairment charges recorded through
the year of $83,000,
                                            $194,000, and $740,000 for the
quarters ended at each of the
                                            December, 31, 2022, March 31, 2023
and June 30, 2023,
                                            respectively.
                                            The Company does recognize that
bitcoin prices are volatile
                                            and intraday low quoted prices
represent the primary
                                            evidence of an impairment
indicator. However, the Company
                                            had historically sold bitcoin on a
consistent basis and
                                            considered the recognized sale
proceeds of the bitcoin in the
                                            same reporting period to be an
alternative indication of fair
                                            value. Therefore, if a bitcoin
mined or held during the
                                            reporting period was sold, that
subsequent sale price was
                                            determined as the better source of
evidence. The Company
                                            does recognize the importance of
presenting bitcoin at each
                                            balance sheet reporting period at
the lowest quoted bitcoin
                                            price and for the each of the
balance sheet of June 30, 2023
                                            and thereafter, bitcoin has been
presented in accordance with
                                           ASC 350.

In your response, you told us that in your review of the five indicators in ASC 350- 30-35-24, none of them apply to your bitcoin. Explain to us further how you considered ASC 350-30-35-24 (b) and (c)
and determined that these do not apply since we note that you do sell your bitcoin separately.
                                           Response: As we are able and do sell
our bitcoin separately,
                                           we have determined that each daily
tranche of bitcoin earned
                                           does represent an individual unit of
account. We evaluate
                                           impairment for each bitcoin tranche,
as each tranche is at the
                                           same price and earned on the same
day.

9.
With respect to the materiality analysis you provided in your response to comment 11 and your response to comment 12 that address your impairment calculation and your use of NASDAQ.com values, please address the following:

Tell us the nature and amount of each adjustment included in the analysis. Explain how you determined the adjusted amounts.
                                                  7


                                           Response: The Company tracks its
bitcoin and related pricing
                                           through a FIFO based analysis with
the value of all bitcoin
                                           mined on a particular day being
valued at the closing price of
                                           such day. As described previously,
the value of the daily
                                           bitcoin was valued based on
Nasdaq.com closing price
                                           through December 31, 2022 and based
on the closing bitcoin
                                           price from Coinbase for periods
subsequent to December 31,
                                           2022. The analysis also tracks
bitcoin sold and provided for
                                           services and assigns the carrying
amount of the bitcoin based
                                           on the FIFO basis, such that the
value of the oldest bitcoin is
                                           assigned to the transaction. The
analysis is updated
                                           throughout the full quarterly
reporting period. Then, at the
                                           end of each quarter, an impairment
test is performed to
                                           revalue each bitcoin held as of the
period end, based upon the
                                           lowest quoted price from Coinbase
during the period in
                                           which the bitcoin was held.
                                           In performing such analysis, the
Company is properly
                                           recording the value of the
intangible asset. The adjustment to
                                           the overall carrying amount of the
bitcoin under the impaired
                                           value is compared to the overall
carrying amount of bitcoin
                                           on the quarter end, and an
impairment charge is recorded to
                                           the Consolidated Statement of
Operations and
                                           Comprehensive loss. As, noted
previously, the impairment
                                           calculation for the quarters ended
March 31, 2023 and
                                           thereafter, the Company utilized the
low closing price of the
                                           bitcoin as reported by Coinbase and
for periods ended
                                           December 31, 2022 and prior, the
Company was utilizing the
                                           low closing price of bitcoin as
reported by Nasdaq.com. The
 Company performed an analysis to evaluate the impact to (1)
bitcoin mining revenue, (2) other impairment expense
(related to bitcoin), (3) realized (gain) loss on sale of bitcoin and (4) net income of modifying valuing all transactions to
using Coinbase as the primary market and utilizing the
intraday low quoted price for impairment.
"Revenue - (Overstated)/ Understated" - The Company
utilized daily bitcoin closing price quotes from Nasdaq.com
for its revenue recognition for periods prior to January 1,
2023. The Company recalculated the bitcoin mining revenue
for the fiscal years ended September 30, 2022 and 2021 and
for the quarter ended December 31, 2022 utilizing daily
bitcoin closing price from Coinbase (the Company's primary
market) and compared the amounts to determine the impact
to revenue. The amount reflected in the response to question
11 reflects the impact there would have been to bitcoin
mining revenue of using Coinbase prices instead of
Nasdaq.com prices of ($18,301), $191,787 and ($5,167) for
the fiscal years ended September 30, 3021, September 30,
2022 and the quarter ended December 31, 2022, respectively,
which as a percentage of reported revenues is (0.05%),
0.15%, and (0.02%), respectively.
The Company then rolled forward the bitcoin carrying
amounts for bitcoin mined in the FIFO cost analysis to
evaluate the impact to gain (loss) on sale of bitcoin and other impairment expense (related to bitcoin) using the same
process as described earlier.
"Impairment Charge - Adj for Coinbase" - Within in the
new bitcoin FIFO analysis using Coinbase pricing for
revenue, the Company utilized the period ending bitcoin
quantity and "repriced" each bitcoin to the intraday low
bitcoin price during the period in which each bitcoin was
held. The recalculated price of bitcoin held at the end of the period was compared to the carrying amount and a revised
impairment charge was calculated. This adjusted other
impairment expense (related to bitcoin) under the revised
FIFO analysis was compared to the other impairment
expense (related to bitcoin) reported in the Company periodic reporting. Hence, the "Impairment Charge - Adj for
Coinbase" line in the August response letter of ($8,379,140),
($15,182,700), and ($125,941) for the fiscal years ended
September 30, 2021 and 2022 and for the quarter ended
December 2022, respectively, represents the newly
calculated impairment charge, which was then compared to
the impairment charge reported in external financial reports and the resulting "Understatement" in the response is the
additional impairment charge at each period end that would
have been recorded.
       8
                                             "Gain (loss) on sale - Adj for
Coinbase" - The Company
                                            substituted the new carrying amount
of bitcoin as calculated
                                            in the adjustment to bitcoin mining
revenues above and
                                            recalculated the realized (gain)
loss on sale of bitcoin.
                                            "Net Impact (Overstated) /
Understated" - This
                                            adjustment reflects the net of all
the adjustments reflected in
                                            the above categories during the
applicable periods.

If applicable, tell us the dates when you made changes to your accounting policies.

                                            Response: The Company can confirm
that effective January
                                            1, 2023, the Company began
utilizing Coinbase for all bitcoin
                                            transactions, including using the
daily closing price for
                                            bitcoin mining revenue recognition
and measuring bitcoin
                                            impairment.
                                            However, the Company continued
utilizing the low closing
                                            bitcoin price from January 1, 2023
through March 31, 2023
                                            for calculating bitcoin impairment
and began utilizing the
                                            intraday low bitcoin price from
Coinbase for calculating
                                            bitcoin impairment for all periods
beginning after April 1,
                                            2023.

Revise future filings to include adjustments for income taxes, if any, as a result of the adjustments.

                                            Response: The Company acknowledges
the Staff   s comment
                                            and can confirm that the
adjustments reflected in question 11
                                            were not recorded to the financial
statements and were
                                            included merely for evaluation
under SAB 99. Additionally,
                                            had the entries been recorded,
there would have been no
                                            income tax provision impact based
on the zero effective
                                            income tax rate during such periods
(which tax rate would
                                            not have been affected).

Tell us how you determined that the adjustments, both individually and in the aggregate, were not material. Refer to SAB Topic 1.M.

                                            Response: In assessing whether the
adjustments were
                                            material to the Company   s
financial statements, management
                                            has applied the guidance set forth
in SEC Staff Accounting
                                            Bulletin Topic 1.M, Assessing
Materiality (   SAB 99   ) and
                                            FASB ASC Topic 250, Accounting
Changes and Error
                                            Corrections. SAB 99 focuses on the
circumstances under
                                            which companies and their auditors
might have concluded an
                                            adjustment was immaterial based
solely on a quantitative
                                            analysis that showed the error did
not exceed a particular
                                            threshold and notes that
quantifying the error is only the
                                            beginning of the materiality
analysis.
                                               Under SAB 99, Topic 1.M, the SEC
staff indicated that a
                                              quantitative analysis would be
insufficient to conclude that
                                              an error was immaterial and set
forth its belief that
                                              quantitatively small
misstatements may be material when
                                              considering a number of
qualitative factors.
                                              In considering the preliminary
quantification of the errors,
                                              management notes that the
adjustments to revenues (using
                                              closing prices from Coinbase
rather than Nasdaq.com) for
                                              any of the years ended September
30, 2021 and 2022 or the
                                              quarter ended December 2022 of
$18,301, $191,787, and
                                              $5,167, respectively do not
exceed $1.3 million and as a
                                              percentage of reported revenues
were (0.05%), 0.15%, and
                                              (0.02%), respectively. Management
does not believe that the
                                              amounts of any of the adjustments
are quantitatively
                                              material. However, as required by
SAB 99, management
                                              noted that an analysis of
qualitative factors is necessary to
                                              determine whether the error would
have    significantly
                                              altered the    total mix    of
information made available    to a
                                                 reasonable investor.
                                              SAB 99 provides the following
qualitative factors to be
                                              considered in completing a
materiality analysis (with
                                              management   s assessment of
those factors following each
                                              factor):
                                                     9


Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The error results from an incorrect application of the literature applicable in ASC 350-30-35-19 requirement to recognize impairment whenever carrying value exceeds fair value. Effectively, the Company has now determined that ASC 350-
30-35-19 calls for the intraday low price of bitcoin to be utilized in calculating impairment of the
Company   s bitcoin held as that metric is the most accurate indicator of whether it is more likely than not
that the asset is impaired. The Company had previously selected the daily closing price to measure bitcoin impairment, which was not arbitrary, and therefore was objective. The misstatement arose from an item capable of precise measurement and was not an estimate.

Whether the misstatement masks a change in earnings or other trends. Management notes that the
Company   s loss from continuing operations before taxes and net loss has fluctuated significantly from year
to year and quarter to quarter, largely due to increases in the quantity of bitcoin mined and the prices of bitcoin, which are highly volatile. The Company reported GAAP net loss for each of the three months ended
December 31, 2022 and the fiscal years ended September 30, 2022 and 2021. Based on its analysis of the annual and quarterly results, management does not believe the misstatement masks a change in earnings or other trends that are important to investors.

Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise.
Management notes that analyst expectations (as well as the reporting of the
Company   s historical operating
results) in analyst research reports are consistently based on the Company   s
bitcoin mining revenue, gross
margins, non-GAAP adjusted EBITDA and hashrate.
                                               Based on review of analyst
reports, key metrics from analyst
                                              reports include revenue, gross
margins and non-GAAP
                                              adjusted EBITDA. The
misstatements on the revenue and
                                              impairment calculations of
bitcoin do not impact the most
                                              significant expectations of
analysts and investors.

Whether the misstatement changes a loss into income or vice versa.The misstatement of the other impairment expense (related to bitcoin) did not change a loss into income or vice versa for the three-month period ended December 31, 2022 or either of the fiscal years ended September 30, 2022 and 2021.

Whether the misstatement has the effect of increasing management's compensation
- for example, by
satisfying requirements for the award of bonuses or other forms of incentive compensation. The
misstatement did not have the effect of increasing management   s compensation
in either 2022 or 2021. The
Company awards bonuses or other forms of incentive compensation based on growth
in the Company   s
hashrate and achieving non-GAAP adjusted EBITDA targets. Specifically, the other impairment charges
(related to bitcoin) and realized gain on sale of bitcoin are excluded from all incentive compensation metrics.
                                              Based on its assessment of the
quantitative and qualitative
                                              factors, management concludes the
overstatement of bitcoin
                                              and the understatement of other
impairment expense
                                              (pertaining to bitcoin) are not
material to the Company   s
                                              financial condition as of
December 31, 2022, September 30,
                                              2022, and September 30, 2021 or
its results of operations for
                                              the three-month and fiscal years
then ended, respectively.


                                                    10


Financial Statements
Property and Equipment, page F-20
10.
We acknowledge your response to comment 9. Your response provided information for only the three months ended March 31 and June 30, 2023. Please update to tell us your response specifically addressing the quarter ended December 31, 2022 as we note that the price of bitcoin declined during that period to a low of approximately $15,460. Further, tell us whether the adverse changes in business climate during the quarter ended December 31, 2022, including decreases in the market price of miners, indicated that an impairment triggering event had occurred. Refer to ASC 360-10-
35-21(a). Tell us the average revenue and cost of revenue for each bitcoin mined during the quarter ended December 31, 2022.

                                 Response: The Company generates and earns
bitcoin through its mining
                                 operations, which is our sole operating
segment. As outlined in ASC 360-
                                 10-35-23, an asset group is the grouping of
assets and liabilities that
                                 represents the lowest level of identifiable
cash flows that are largely
                                 independent of the cash flows of other groups
of assets and liabilities. As
                                 the Company   s operations consist of assets
that serve a common purpose
                                 and are related as part of the overall
operational process, having a similar
                                 nature, or being subject to the management
oversight and cost structure,
                                 the operating segment is determined to be the
lowest level of identifiable
                                  cash flows and therefore, the asset group
under ASC 360. As miners do
                                 not have individual cash outflows and are
operated as a fleet with an
                                 overall cost/expenditure structure, the
Company has determined they do
                                 not meet the definition of an asset group
under ASC360.
                                 During the three months ended September 30,
2022, the Company
                                 performed a quantitative impairment test of
it's long lived assets. As
                                 outlined in ASC 360, the Company performed the
Step 1 test of long-
                                 lived assets to determine whether the carrying
amount of the long-lived
                                 asset (asset group) is recoverable. The
Company prepared a detailed
                                 estimate of the asset group   s mining output,
a calculated estimate of the
                                 related required costs to mine and a forecast
of bitcoin prices over the
                                 period of life of the asset group to determine
the estimated undiscounted
                                 cash flows of the asset group. Based on this
estimate, the undiscounted
                                 cash flows of the asset group exceeded the
carrying value of the asset
                                 group and therefore, the long-lived asset
values recorded were
                                 determined to not be required to be impaired. As part of the reporting process for the three months ended December 31,
                                 2022, the Company evaluated ASC 360 impairment
considerations and
                                 noted that bitcoin prices declined during the
period. The Company noted
                                 that this decline was consistent with the
price range anticipated in bitcoin
                                 prices in the forecast used in the Step 1
recoverability test at September
                                 30, 2023. The average price estimated in the
December 2022 quarter in
                                 the impairment analysis was $20,225 as
compared to the average revenue
                                 for one bitcoin of $18,130. This decline was
not considered a change in
                                 the market price of bitcoin that would
indicate a triggering event of
                                 impairment as of December 31, 2022 as
significant fluctuations in bitcoin
                                 price were already anticipated and included in
the Company   s passing
                                 recovery test assumptions the previous
quarter. There were no other
                                 changes in expected future cash flows that
would indicate that the
                                 carrying amount may not be recoverable.
                                 The average revenue of each bitcoin mined and
weighted average cost of
                                 mining one bitcoin for the quarter ended
December 31, 2022 was $18,130
                                 and $13,221, respectively. Such amounts will
be disclosed in the
                                 Company's management discussion and analysis
for the future quarterly
                                 filing for the period ended December 31, 2023.


                                                    11

We appreciate the Staff   s time and attention and we hope that the foregoing
has been responsive to the
Staff   s comments. If you have any further questions or need any additional information, please feel free to
contact the undersigned at 702-989-7692 ext. 700 or Mark D. Wood of our counsel Katten Muchin
Rosenman LLP at 312-902-5493 or mark.wood@katten.com at your convenience.

Sincerely,

/s/ Gary A. Vecchiarelli
Gary A. Vecchiarelli
 Chief Financial Officer




cc: Mark D. Wood
Katten Muchin Rosenman LLP


                                         12



                                                                 EXHIBIT 1

                          Foundry USA Pool Terms of Service


 Effective as of August 28, 2023

 The ownership and operation rights of the services provided by the Foundry
 USA Pool (   Pool   ) are owned by Foundry Digital LLC (   Foundry   ). The
Foundry
 Terms of Service specified herein (   Terms   ), along with Foundry   s Terms
and
 Conditions (   Conditions   ), Privacy Policy (   Privacy Policy   ) and
Foundry USA
 Pool   s Payout Methodology (   Pool   s Payout Methodology   ) are the
relevant
 rights and obligations required to be read and accepted by anyone that shall
 access and/or use the Pool (   User   ).
 By accessing and using the Pool, User accepts and agrees to the Terms,
 Conditions, and Privacy Policy (collectively, the    Service Agreement   ). As
the
 operator of the Pool, Foundry shall provide a mining Pool Service (as defined below) to User under the Service Agreement.
 User agrees that Foundry will have the right to modify the Service Agreement at any time without prior notice. Further, User agrees to be solely responsible
 for reviewing the Service Agreement and/or any modifications thereto. If User does not agree to the Service Agreement and/or any of its modifications, then User shall cease to use and will not be allowed further access to the Pool and Service.
1.
Foundry Terms and Conditions
a.
Foundry   s Terms and Conditions (   Conditions   ) are available at
https://foundrydigital.com/terms-and-conditions.
2.
Privacy and Protection
a.
Foundry places great importance on the protection of User   s personal
information. When using the Pool and Service provided by Foundry, User agrees
 that Foundry will collect, store, use, disclose and protect User   s personal
information in accordance with the Privacy Policy , available at https://foundrydigital.com/privacy-policy.
3.
Pool   s Payout Methodology
a.
Foundry USA Pool   s Payout Methodology (   Pool   s Payout Methodology   ) is
available at https://pool-faq.foundrydigital.com/what-is-foundry-usa-pools-payout-methodology.


                                       i


4.
Definitions
a.
For purposes of this Service Agreement, all capitalized terms that are not
otherwise defined herein shall have the meanings set forth in the Pool   s
Payout
Methodology.
5.
Services
a.
Foundry uses its own system, through the Internet and other means to provide User with a digital currency mining Pool and other services/products that may
be added based on the Pool site (   Service   ). For the avoidance of doubt,
the
Pool and Service shall not include wallet or custodial services from Foundry to User.
b.
User shall be responsible for preparing the necessary equipment and bear the expenses related to using such necessary equipment to participate in the Pool and Service.
c.
User hereby authorizes Foundry to be fully responsible for disposal and distribution of the profit from such value-added Service.
d.
Foundry reserves the right to modify, suspend, interrupt, and/or terminate the Service at any time without informing User and without liability to User or any third party not directly related.
6.
User Rights and Obligations
a.
Prior to entering and using the Pool and Service, User agrees it must first successfully complete the client onboarding process required by Foundry.
b.
 User agrees to provide legal, true, accurate and detailed personal information to
Foundry, and update such information as needed.
c.
User shall comply with all applicable laws, rules, and regulations including, but
not limited to, those related to the use of the Pool and Service.
d.
User acknowledges and agrees that it is using the Pool and Service at its own risk.
e.
In the event User   s access and/or rights to the Pool and Service have been
discontinued for any reason, then User is solely responsible for settling the remaining balances left in its account. Foundry shall use commercially reasonable efforts to assist User with settling any remaining balances in User
 s
account.
f.
For the avoidance of doubt, Foundry shall not be responsible or liable to User
                                         ii


for any balances remaining in User   s account three (3) months after User   s
access and/or rights to the Pool and Service have been discontinued (regardless
of whether the balances were left in User   s account intentionally).
7.
Third Party Services
a.
If User provides services to any third parties who may benefit, whether directly
or indirectly, from payments under this Agreement, User agrees to notify
Foundry: (a) at the time of the client onboarding process; and (b) immediately upon any changes to the offering of third-party products and services. Furthermore, User agrees to provide any necessary information and documentation to cause Foundry to perform any necessary due diligence on
third parties, at Foundry   s sole discretion.
8.
Confidentiality
a.
User agrees not to disclose any Confidential Information from the Pool and/or
Service.    Confidential Information" includes (but is not limited to)
information
regarding Foundry   s Pool, Service, documentation, software, trade secrets
embodied therein and any other written or electronic information that is either
(i) marked as confidential and/or proprietary, or which is accompanied by written notice that such information is confidential and/or proprietary, or
(ii) not
marked or accompanied by notice that it is confidential and/or proprietary but which, if disclosed to any third party, could reasonably and foreseeably cause competitive harm to the owner of such information.
b.
 Confidential Information shall not include information which is: (i) publicly available, (ii) lawfully obtained by a party from third parties without restrictions on disclosure, or (iii) independently developed by a party without reference to or use of the Confidential Information.
c.
If the User is requested or required (by deposition, interrogatories, requests for
information or documents, subpoena, civil investigative demand or similar
process, hereinafter    Legal Demand   ) to disclose any confidential
information of
Foundry, then, to the extent User is permitted under applicable law or regulation, it shall provide Foundry with prompt written notice of such request(s), and provide commercially reasonable assistance to Foundry in obtaining a protective order preventing or limiting the disclosure or requiring that the confidential information of Foundry so disclosed be used only for the purposes for which the law or regulation required, or for which the order was issued. User agrees that, in the event Foundry is unsuccessful in obtaining such protective order, that User shall only disclose the minimum amount of information required to satisfy such Legal Demand.
                                          iii




d.
SOC Report- For the avoidance of doubt, the service organization controls
report (   SOC Report   ) shared with User by Foundry shall be considered
"Confidential Information" as defined herein, and as such, User agrees not to disclose the SOC Report to any third-party (regardless of whether or not such third-party is separately a user of the Pool and/or Service) without the prior and express written consent of Foundry. For purposes herein, a "third party" shall not include User's affiliates, subsidiaries, officers, directors, employees, contractors, attorneys, accountants, bankers or consultants ("Authorized Representatives") with a need to know of such SOC Report, provided, however, that such Authorized Representatives shall be under an obligation of confidentiality and non-use of the SOC Report at least as strict as set out in this
Agreement.
9.
Payouts to Users
a.
The Daily Earnings of each User is calculated and paid in accordance with the
Pool   s
                  Payout Methodology:
i.
Bitcoin (BTC)- The Pool shall issue payments using the Full-Pay-Per-Share (FPPS payout scheme, where the User shall receive the expected value from the block reward plus the transaction fee reward.
ii.
 Bitcoin Cash (BCH)- The Pool shall issue payments using the Pay-Per-Share
(PPS) payout scheme, where the User shall receive the expected value from the block reward.
iii.
Disruption in Service- Foundry may, at its sole discretion, offer User payment or credits in the event of a disruption in Service.
b.
User is entitled to compensation regardless of whether the Pool successfully records a block to the Bitcoin blockchain.
10.
Pool Fees
a.
Foundry reserves the right to charge the User pool fees at any time, in accordance with Exhibit A of the Terms. Further, Foundry may update Exhibit A of the Terms in its sole and absolute discretion, and in such event, shall make commercially reasonable efforts to notify User prior to any such updates.


                                       iv


11.
Contract Term and Termination
a.
User   s access and usage rights to the Pool and Service shall commence upon the successful completion by User of the client onboarding process required by
Foundry (the    Commencement Date   ) and continue until 23:59:59 UTC on the
Commencement Date and shall automatically be renewed for successive 24-
hour periods (the period between 00:00:00 UTC and 23:59:59 UTC) (each, a
   Contract Day   ) unless terminated in accordance with the Terms set forth herein
(the    Contract Term   ). For avoidance of doubt, (i) User   s access and
usage
rights to the Pool and Service are not contingent on delivering any minimum amount of User hashrate to the Pool during any Contract Day of the Contract Term and (ii) User is not bound to continue using the Pool in accordance with any other agreement with Foundry.
b.
User   s access and usage rights to the Pool and Service may be terminated for any reason, without penalty, by either Foundry or User by providing one
Contract Day   s prior written notice to the other party.
c.
Further, Foundry may, at its sole discretion, limit, suspend or terminate User
 s
access to
                 the Pool and Service if:
iv.
User becomes subject to bankruptcy/insolvency proceedings;
v.
 User liquidates, dissolves, terminates, or suspends its business;
vi.
User breaches this Service Agreement; or
vii.
User performs any act or omission that materially impacts its ability to adhere to the Service Agreement.
12.
Force Majeure
a.
Foundry shall not be liable for any non-performance of its obligations pursuant to the Service Agreement if such non-performance is caused by a Force Majeure event. In case of a Force Majeure event, Foundry has the right to suspend or terminate its services immediately under the Service Agreement.
b.
   Force Majeure    events shall mean any event or circumstance, or any
combination of events or circumstances which are beyond the control of Foundry. Such events or circumstances shall include, but are not limited to events or occurrences that delay, prevent or hinder Foundry from performing such obligations, war, armed conflict, terrorist activities, acts of sabotage, blockade, fire, lightning, acts of God, national strikes, riots,
                                          v


insurrections, civil commotions, quarantine restrictions, epidemics, pandemics, earthquakes, landslides, avalanches, floods, hurricanes, explosions, and regulatory, administrative or similar action or delays to take actions of any governmental authority.



                                       vi




                      EXHIBIT A: FOUNDRY USA POOL FEES


     ***


 Pricing tiers are assessed quarterly and are calculated based on the prior
 quarter   s average hashrate to determine the following quarter   s pricing
tier.
 The average quarterly hashrate is calculated by summing the daily hashrate (as recorded by Foundry USA Pool in Daily Statistics) for the given quarter (excluding the lowest 30 days***) and dividing it by the number of remaining days in the quarter. Hashrate is calculated at the Group level, meaning all subaccounts within a group are considered in the calculation. It may take up to 10 business days into a quarter for a fee to be adjusted. ***Exclusion of the lowest 30 days does not apply within the first quarter of a Group joining the Foundry USA Pool.
                                       vii